UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

APOLLO GLOBAL MANAGEMENT, InC.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

03769M 106
(CUSIP Number)

c/o Elysium Management LLC 445 Park Avenue, Suite 1401 New York, NY 10022 (646) 589-8607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON LDB 2018 GST TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,029
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,029
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 569,534,271 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2024.

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Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “Commission”) by the LDB 2018 GST Trust, a trust organized under the laws of New York (the “Trust” or the “Reporting Person”), relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the Trust.

(b)	The principal business address for the Reporting Person is c/o Elysium Management LLC, 445 Park Avenue, Suite 1401, New York, NY 10022.

(c)	The Trust is trust established for the benefit of the family of Mr. Leon D. Black. Messrs. John J. Hannan, Richard Ressler and Barry J. Cohen are the trustees of the Trust.

(d)	The Reporting Person has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a trust established under the laws of New York.

Item 3. Source and Amount of Funds or Other Consideration.

The Trust acquired 14,029 shares of Common Stock on November 1, 2024, from the Socrates Trust, another trust established for the benefit of the family of Mr. Leon D. Black.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated by reference herein.

Stockholders Agreement

The Reporting Person is a party to the Stockholders Agreement among the Issuer, Leon D. Black, Marc J. Rowan, Joshua J. Harris (each, a “Principal”) and the other persons party thereto, dated as of January 1, 2022 (the “Stockholders Agreement”). The Stockholders Agreement provides that:

•	the Issuer will nominate each Principal (or his designee, as applicable) as part of the director slate of the Issuer’s board of directors (the “Board”), for so long as such Principal, together with the members of his family group, beneficially owns at least $400 million in value or 10 million in number of shares of Common Stock (the “Ownership Threshold”);

•	each Principal (or his designee, as applicable), will, if requested by the Board, resign from the Board in the event that such Principal no longer meets the Ownership Threshold;

•	each Principal, together with the members of his family group, agrees to vote all of his or their respective shares of Common Stock in favor of the election of the other Principals (or their designees, as applicable);

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•	the Issuer will recommend that its stockholders vote in favor of the Principals (or their designees, as applicable) and the Issuer will otherwise take all reasonable action to support their nomination and election (including by filling vacancies on the Board, if necessary);

•	each Principal (but not his designee) will be entitled to a seat on the executive committee of the Board so long as such Principal serves on the Board and the Ownership Threshold is satisfied with respect to such Principal;

•	the Issuer will not make any non-pro rata distributions or payments to any Principals without the consent of the other Principals;

•	each Principal and the Issuer agree not to take actions inconsistent with the terms of the Stockholders Agreement or in a manner that is discriminatory as to one or more of the Principals, and will agree to oppose any such actions if proposed by others;

•	each Principal will have customary information rights regarding the Issuer’s business, so long as such Principal, together with the members of his family group, meets an ownership threshold equal to 50% of the Ownership Threshold; and

•	each Principal will be entitled to the use of office space at the Issuer’s offices and administrative and logistics support provided by the Issuer; provided, that such Principal continues to (a) provide services to the Issuer (other than as a member of the Board), (b) serve on the executive committee of the Board or (c) serve as the chairman of the Board or of any committee of the Board.

The Stockholders Agreement also grants to the parties thereto(and their permitted transferees) the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of Common Stock held or acquired by them. Under the Stockholders Agreement, each party thereto (and its permitted transferees) (i) has “demand” registration rights that require the Issuer to register under the Securities Act the shares of Common Stock held or acquired, (ii) may require the Issuer to make available registration statements permitting sales of shares of Common Stock held or acquired in the market from time to time over an extended period and (iii) has the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other registration rights holders or initiated by the Issuer. The Issuer has agreed to indemnify each party thereto (and its permitted transferees, together with certain related parties) against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such holder sells shares of Common Stock, unless such liability arose from the holder’s misstatement or omission, and each party thereto (and its permitted transferees) has agreed to indemnify the Issuer against all losses caused by his (or their) misstatements or omissions.

References to and descriptions of the Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit 1 hereto and is incorporated by reference herein.

Voting Agreement and Agreement Among Principals

The shares of Common Stock held by the Reporting Person are subject to the provisions of the Voting Agreement dated as of August 6, 2021 by and between Leon D. Black and BRH Holdings GP, Ltd. Pursuant to that Voting Agreement, Mr. Black has agreed to cause to be present and shall vote (or cause to be voted) at any annual or special meeting of stockholders of the Issuer, or, to the extent any action by written consent is then permitted, shall duly execute and timely deliver (or cause to be executed and delivered) any applicable written consent of the stockholders of the Issuer in lieu thereof with respect to, all of the shares of Common Stock he holds (i) in favor of electing any nominee to the Issuer’s board of directors who is approved in accordance with the BRH governing documents in effect on August 6, 2021, including the Agreement Among Principals, as amended, and (ii) against the election of any nominee who is not so approved; except for, in both cases, those nominees pursuant to the Stockholders Agreement, whose election is governed by the Stockholders Agreement.

References to and descriptions of the Voting Agreement and the Agreement Among Principals, as amended, as set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits hereto and incorporated by reference herein.

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General

The Reporting Person acquired the shares of the Common Stock reported in this Schedule 13D for investment purposes and intends to review such investment in the Issuer on a continuing basis. Consistent with such purposes, the Reporting Person may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the board of directors of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Person may deem relevant to its investment in the Issuer. The Reporting Person expects that it will, from time to time, review its investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Common Stock. The Reporting Person may, from time to time, make additional purchases of shares of the Common Stock either in the open market or in privately negotiated transactions, depending upon its evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of its investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Item 4 or Item 6 below, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownership of the Common Stock in this Schedule 13D are based on 569,534,271 shares of Common Stock, issued and outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2024.

(a)	and (b)

As of the date of this Schedule 13D, the Trust may be deemed to be the beneficial owner of 14,029 shares of Common Stock (approximately 0.0% of the Common Stock), which it holds directly. The Trust may be deemed to have sole voting and sole dispositive power with respect to such shares.

By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Person, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The parties to the Stockholders Agreement, as a group, beneficially own an aggregate of 151,291,679 shares of Common Stock (approximately 26.7% of the Common Stock). The Reporting Person disclaims beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Person are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.

(c)       The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)       Not applicable.

(e)       Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement, the Voting Agreement and the Agreement Among Principals, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Apollo Global Management, Inc. Stockholders Agreement, dated as of January 1, 2022, among the Issuer, Leon D. Black, Marc J. Rowan, Joshua J. Harris and the other persons party thereto, incorporated by reference to Exhibit 1 to the Schedule 13D filed by Leon D. Black on January 11, 2021.

Exhibit 2: Voting Agreement, dated as of August 6, 2021, by and between Leon D. Black and BRH Holdings GP, Ltd. incorporated by reference to Exhibit 2 to the Schedule 13D filed by Leon D. Black on January 11, 2021.

.Exhibit 3: Agreement Among Principals, dated as of July 13, 2007, by and among Leon D. Black, Marc J. Rowan, Joshua J. Harris, Black Family Partners, L.P., MJR Foundation LLC, AP Professional Holdings, L.P. and BRH Holdings, L.P. (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-150141)).

Exhibit 4: Amendment to Agreement Among Principals, dated as of July 29, 2020, by and among Leon D. Black, Marc J. Rowan, Joshua J. Harris, Black Family Partners, L.P., MJH Partners, L.P., MJR Foundation LLC, AP Professional Holdings, L.P. and BRH Holdings, L.P. (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q for the period ended June 30, 2020 (File No. 001-35107)).

Exhibit 5: Power of Attorney, dated as of November 8, 2024.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

LDB 2018 GST TRUST

By:	/s/ Barry J. Cohen
Name: Barry J. Cohen
Title: Attorney-in-Fact

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).